UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  SCHEDULE 13G

  Under the Securities Exchange Act of 1934

  (Amendment No.  __)*

  Waldencast Acquisition Corp.
  (Name of Issuer)

  Units, each consisting of one Class A ordinary share, 0.0001 par value per s hare, and one-third of one redeemable warrant
  (Title of Class of Securities)

  CINS G9460C126
  (CUSIP Number)

  March 16, 2021
  (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedu le is filed:
[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
___________________________________
* The remainder of this cover page shall be filled out for a reporting perso ns initial filing on this form with respect to the subject class of securitie s, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
  The information required in the remainder of this cover page shall not be de emed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see th
e Notes).

1  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Verde Servicos Internacionais S.A.
2  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)  [ ]
  (b)  [ ]
3  SEC Use Only
4  Citizenship or Place of Organization.

Sao Paulo, Brazil
Number
of Shares
Beneficially
Owned by
Each
Reporting
Person With

  5  Sole Voting Power
2,250,000
  6  Shared Voting Power
0
Refer to Item 4 below.
  7  Sole Dispositive Power
2,250,000
  8  Shared Dispositive Power
0
Refer to Item 4 below.
9  Aggregate Amount Beneficially Owned by Each Reporting Person
2,250,000
Refer to Item 4 below.
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Inst ructions)
    [ ]
11  Percent of Class Represented by Amount in Row (9)*
6.5217
Refer to Item 4 below.
12  Type of Reporting Person (See Instructions)
IA

Item 1.
(a)  Name of Issuer  Waldencast Acquisition Corp.

(b)  Address of Issuers Principal Executive Offices
10 Bank Street, Suite 560
White Plains, NY 10606


Item 2.
(a)  Name of Person Filing Verde Servicos Internacionais S.A.


(b)  Address of Principal Business Office or, if none, Residence
Rua Leopoldo Couto de Magalhaes Jr., 700  11 andar (parte)
CEP 04542-000 - Itaim Bibi  Sao Paulo/ SP - Brazil

(c)  Citizenship Brazil

(d)  Title of Class of Securities
Units, each consisting of one Class A ordinary share, 0.0001 par value per sh are, and one-third of one redeemable warrant

(e)  CUSIP Number
G9460C126


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) o r (c), check whether the person filing is a:
(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
(d) [ ] Investment company registered under section 8 of the Investment Compa ny Act of 1940 (15 U.S.C. 80a-8).
(e)  [x]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d -1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13 d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Depo sit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment c ompany under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C .. 80a-3);
(j)  [ ]  A non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J);
(k)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership***
  Provide the following information regarding the aggregate number and percent age of the class of securities of the issuer identified in Item 1.
(a)  Amount Beneficially Owned***
  2,250,000

(b)  Percent of Class
  6.5217


(c)  Number of shares as to which such person has:

  (i)  sole power to vote or to direct the vote
    2,250,000
  (ii)  shared power to vote or to direct the vote
    0
  (iii)  sole power to dispose or to direct the disposition of
    2,250,000
  (iv)  shared power to dispose or to direct the disposition of
0



Item 5.  Ownership of Five Percent or Less of a Class
  If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than fi ve percent of the class of securities, check the following [ ].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired th e Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.  Identification and Classification of Members of the Group
Not applicable.
Item 9.  Notice of Dissolution of Group
Not applicable.
Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary cours e of business and were not acquired and are not held for the purpose of or wi th the effect of changing or influencing the control of the issuer of the sec urities and were not acquired and are not held in connection with or as a par ticipant in any transaction having that purpose or effect, other than activit ies solely in connection with a nomination under 240.14a-11
Exhibits     Exhibit


99.1        Joint Filing Agreement by and among the Reporting Persons.
SIGNATURE
  After reasonable inquiry and to the best of my knowledge and belief, I certi fy that the information set forth in this Statement is true, complete and cor rect.
March 25, 2021

Pedro Fukui
Chief Compliance Officer